FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... May........................................................ , 2010
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X           Form 40-F
   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                      No           X
   [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date.... May 13, 2010....	By....../s/...... Masashiro Kobayashi .........................
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan for the three months ended March 31, 2010

[English summary with full translation of consolidated financial information]
Quarterly Report filed with the Japanese government
pursuant to
the Financial Instruments and Exchange Law of Japan
For the first quarter ended
March 31, 2010
CANON INC.
Tokyo, Japan

Disclaimer Regarding Forward-Looking Statements
This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.
The risks, uncertainties and other factors referred to above include, but are not limited to, foreign exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign exchange rate fluctuations; uncertainty of economic conditions in Canon’s major markets; uncertainty about continued demand for Canon’s high-value-added products; uncertainty about the recovery of computer and related markets; uncertainty about the recovery in demand for Canon’s semiconductor production equipment; Canon’s ability to continue to develop and market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

I . Corporate Information
(1)     Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Three months ended	Three months ended	Year ended
	March 31, 2010	March 31, 2009	December 31, 2009

Net sales	755,526	687,034	3,209,201

Income before income taxes	88,852	22,394	219,355

Net income attributable to Canon Inc.	56,811	17,744	131,647

Canon Inc. stockholders’ equity	2,675,909	2,647,032	2,688,109

Total equity	2,887,304	2,833,100	2,879,400

Total assets	4,032,810	3,751,117	3,847,557

Canon Inc. stockholders’ equity per share (yen)	2,167.65	2,144.24	2,177.53

Net income attributable to Canon Inc. stockholders per share:

Basic (yen)	46.02	14.37	106.64

Diluted (yen)	46.02	14.37	106.64

Canon Inc. stockholders’ equity to total assets (%)	66.4	70.6	69.9

Cash flows from operating activities	161,654	52,446	611,235

Cash flows from investing activities	(111,105)	(102,026)	(370,244)

Cash flows from financing activities	(124,267)	(70,958)	(142,379)

Cash and cash equivalents at end of period	715,541	577,193	795,034

Number of employees	186,897	158,019	168,879
Notes:
1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)     Description of Business
Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The conformity to U.S. GAAP is also applied to sections “II. The Business” and “III. Property, Plant and Equipment”.
Canon (consisting of the Company, 307 consolidated subsidiaries and 15 affiliates accounted for using the equity method, collectively, the “Group”) is engaged in the development, manufacture, sale and service primarily in the fields of office, consumer, industry and others. No material change in Canon’s business has occurred during the three months ended March 31, 2010.
No additions or removals of principal group entities have occurred during the three months ended March 31, 2010.
(3)     Group Entities
No additions or removals of significant group entities have occurred during the three months ended March 31, 2010.
(4)     Number of Employees
Canon’s number of employees is summarized as follows:

As of March 31, 2010

Consolidated	186,897

Parent-alone	25,804
   Note:
The total number of employees includes seasonal workers and others who do not work full time.
The increase in the number of consolidated employees is primarily due to acquisition of Océ N.V.

II.     The Business
(1)     Production and Sales
Production
Canon’s production by segment group are summarized as follows:

	Millions of yen
	Three months ended March 31, 2010
		Change from
	Production	March 31, 2009(%)

Office	347,740	+41.6

Consumer	330,888	+35.4

Industry and Others	98,583	+100.5

Total	777,211	+44.2

Notes:
1. Amount of production is calculated by sales price.
2. Consumption tax is excluded from the stated amount of production.
Sales
Canon’s sales by segment group are summarized as follows:

	Millions of yen
	Three months ended March 31, 2010
		Change from
	Sales	March 31, 2009(%)

Office	409,134	+8.0

Consumer	290,287	+19.8

Industry and Others	82,328	-4.1

Eliminations	(26,223)	-

Total	755,526	+10.0

Notes:
1. Consumption tax is excluded from the stated amount of net sales.
2. Canon’s sales to its significant customer are summarized as follows:

	Millions of yen
	Three months ended March 31, 2010		Three months ended March 31, 2009
	Sales	Proportion (%)	Sales	Proportion (%)

Hewlett-Packard Company	161,279	21.3	128,660	18.7

(2)     Risk Factors
No additional risks related to Canon’s business have arisen during the three months ended March 31, 2010. Furthermore, no material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken houkokusho) of the previous fiscal year.
(3)     Significant Business Contracts Entered into in the First Quarter of 2010
Patents and Licenses
Canon has renewed the license period for licenses granted to:
Brother Industries, Ltd.          (electrophotography and facsimile machines)
Share Exchange Agreement
On February 8, 2010, the Boards of Directors of Canon Inc. (“the Company”) approved a share exchange under which the Company would make Canon Finetech Inc. (“Canon Finetech”) its wholly owned subsidiary, and the Company has entered into a share exchange agreement with Canon Finetech on the same date.
1. Strategic Rationale
The Company aims to facilitate the organic integration of management resources between the Company and Canon Finetech, further enhance the synergies throughout the Canon Group, and promote the flexibility and speed of its management, through the share exchange with Canon Finetech.
2. Method and Procedures
In accordance with the share exchange agreement reached on February 8, 2010, the Company allotted 0.38 share of the Company for one share of Canon Finetech to the shareholders of Canon Finetech (excluding itself), who will hold the shares of Canon Finetech just before the planned acquisition date of all the outstanding shares (excluding shares already held by the Company).
The Company executed the share exchange without obtaining the approval at the shareholders meeting of Canon Inc., pursuant to the provision of Article 796 Paragraph 3 stated in the Corporation Law, which specifies the simplified share exchange procedure. The Company did not issue new shares for this transaction, and allotted its treasury stocks instead.
3. Share Exchange Ratio
0.38 share of common stock of the Company was allotted and delivered for one share of common stock of Canon Finetech. As for the 24,496,816 shares of Canon Finetech held by the Company, no shares were allotted.
4. Basis for Calculation of the Terms of Allotment in Connection with the Share Exchange
In order to secure the fairness of the share exchange ratio under the share exchange, the Company and Canon Finetech determined that each company would separately request an independent third-party appraisal agency to calculate the share exchange ratio, and designated Nomura Securities Co., Ltd. (“Nomura Securities”) and Daiwa Securities Capital Markets Co., Ltd. (“Daiwa Securities CM”), respectively, as the third-party appraisal agencies to calculate the share exchange ratio.
Nomura Securities calculated the share exchange ratio by performing the average market price analysis for the Company, and the average market price analysis, comparable companies analysis and discounted cash flow analysis (DCF analysis) for Canon Finetech.
Daiwa Securities CM calculated the share exchange ratio by performing the market price analysis for the Company, and the market price analysis, comparable companies analysis and discounted cash flow analysis (DCF analysis) for Canon Finetech.

The Company and Canon Finetech diligently examined the results of professional analysis and advice on the calculation of the proposed share exchange ratios submitted by the above-mentioned third-party appraisal agencies designated by each company, and the Boards of Directors of the Company and Canon Finetech determined the share exchange ratio under the share exchange.
5. Date of the Share Exchange (effective date)
Saturday, May 1, 2010
6. Outline of the Parties to the Share Exchange
Wholly owning parent company resulting from the Share Exchange
(1) Trade Name: Canon Inc.
(2) Business Operation: Development, Manufacture and sale of office equipment, consumer products, and industrial and other                                     equipment
(3) Common Stock: ¥174,762 million (As of March 31, 2010)
(4)     Operating Results
Looking back at the global economy in the first quarter of 2010, economic conditions have gradually begun to improve globally amid the recovery trend from the second half of 2009. Although the economic recovery in Europe has lagged mainly due to the financial concerns of the Greek government, the United States has recorded a steady revival in consumer spending and Japan has seen a sharp increase in exports, mainly to Asian countries. The economies of the Asian region, such as China and India, along with other emerging countries, continued to achieve robust growth.
As for the markets in which Canon operates amid these conditions, within the office equipment market, while demand for monochrome models of network digital multifunction devices (MFDs) remained sluggish, demand for color models steadily recovered. Demand for laser printers also gained momentum compared with the stagnant sales of the previous year. As for the consumer products market, demand for digital single-lens reflex (SLR) cameras displayed solid growth throughout global markets, whereas demand for compact digital cameras maintained growth in emerging markets, such as those in Asia, but remained relatively sluggish in developed countries. With regard to inkjet printers, demand recovered gradually and the market size expanded from a year-ago period. In the industry and others market, the markets for semiconductor lithography equipment and liquid crystal display (LCD) lithography equipment showed positive signs with an upturn in order placements, owing to improved conditions within the semiconductor device and LCD panel markets. The average value of the yen during the year was ¥90.63 to the U.S. dollar, a year-on-year appreciation of approximately ¥3, and ¥125.07 to the euro, a year-on-year depreciation of approximately ¥3.
Net sales for the quarter totaled ¥755.5 billion, an increase of 10.0% from the year-ago period, thanks to robust sales of such consumer products as digital cameras and inkjet printers, along with a sales rebound for office products such as laser printers and other factors. The gross profit ratio rose 5.3 points year on year to 48.8%, mainly owing to the launch of new products and ongoing cost-cutting efforts, along with the rise in production turnover accompanying an increase in production. Consequently, gross profit rose by 23.3% to ¥368.6 billion. Operating expenses increased by just 1.1% owing to continued Group-wide efforts to thoroughly cut spending, resulting in a climb in operating profit of approximately 4.3 fold to ¥86.8 billion. Other income recorded a decrease of ¥0.4 billion, reflecting a deterioration in currency exchange losses and other factors. As a result, income before income taxes totaled ¥88.9 billion, a year-on-year jump of approximately 4.0 fold, while net income attributable to Canon Inc. also surged approximately 3.2 fold to ¥56.8 billion.
Basic net income attributable to Canon Inc. stockholders per share was ¥46.02, an increase of ¥31.65 compared with the corresponding period of the previous year.

Canon’s first-quarter results by business unit are summarized as follows:
Looking at Canon’s quarterly performance by business sector, within the Office Business Unit, sales volume of color network digital MFDs increased in major regions boosted by the introduction of new products and the recovery in demand, and sales volume for laser printers more than doubled, resulting in a substantial increase of 131%. Consequently, sales for the segment totaled ¥409.1 billion, an increase of 8.0% year on year, and operating profit increased 50.5% to ¥72.1 billion, mainly as a result of expanded sales and the rise in the gross profit.
Within the Consumer Business Unit, sales volumes of such new digital SLR cameras as the competitively priced EOS Digital Rebel T1i (EOS 500D) and the new EOS Digital Rebel T2i (EOS 550D), along with the EOS 5D Mark II and EOS 7D advanced-amateur models, achieved healthy growth. As for compact digital cameras, the Company launched three new ELPH (IXUS)-series models and five new PowerShot-series models, boosting sales volumes especially in emerging markets. Consequently, sales volume for digital cameras recorded a year-on-year increase of 11%. As for inkjet printers, the market realized a turnaround and sales, particularly in Asia, displayed solid growth, contributing to an increase in sales volume of 8%. As a result, sales for the segment rose 19.8% year on year to ¥290.3 billion. Operating profit increased by 166.6% to ¥47.3 billion, largely reflecting the substantial rise in the gross profit.
In the Industry and Others Business Unit, while the independent business-related sales of Group subsidiaries increased in line with the turnaround in business conditions, sales of both semiconductor and LCD lithography equipment remained slack due to the lingering effects of the stagnant market from the previous year, resulting in a decline in sales of 4.1% to ¥82.3 billion. Operating loss improved by ¥12.7 billion to ¥3.0 billion, owing to the rise in the gross profit combined with a reduction in operating expenses.
First-quarter results by major geographic area are summarized as follows:
Japan
Net sales in Japan for the first quarter increased by 20.4% from the year-ago period to ¥623.6 billion, mainly owing to the rise in production turnover accompanying an increase in production, along with a significant recovery in sales. Operating profit generated in Japan jumped 194.4% year on year to ¥95.1 billion for the quarter.
Net sales outside Japan rebounded compared with the corresponding period of the previous year, thanks to the significant recovery in demand of products such as digital SLR cameras and laser printers amid the recovery trend of the economic environment.
Americas
First-quarter sales increased by 17.1% from the year-ago period to ¥201.4 billion, largely due to the substantial recovery of sales for laser printers and digital SLR cameras. Operating profit in the Americas achieved a turnaround of ¥4.1 billion to positive ¥3.9 billion, compared with an operating loss from the corresponding year-ago period.
Europe
Sales for the quarter increased by 9.9% from the same period of the previous year to ¥230.1 billion, primarily due to expanded sales of digital SLR cameras and color network MFDs. Operating profit in Europe, however, declined by 17.8% year on year to ¥6.8 billion for the first quarter.

Asia and others
Sales increased by 56.8% to ¥288.0 billion for the first quarter mainly reflecting solid sales of digital SLR cameras and laser printers. Operating profit in Asia and others climbed 164.4% to ¥10.8 billion for the quarter.
Cash Flows
In the first quarter of 2010, cash flows from operating activities totaled ¥161.7 billion, an increase of ¥109.2 billion year on year, mainly due to the significant increase in profit. Although investments in subsidiaries increased significantly, such as for the acquisition of Océ N.V. capital investment was focused on items relevant to introducing new products, restraining the year-on-year increase of cash flows from investing activities slightly by ¥9.1 billion to a total of ¥111.1 billion. Accordingly, free cash flow totaled positive ¥50.6 billion, a turnaround of ¥100.1 billion from the corresponding year-ago period.
Cash flows from financing activities recorded an outlay of ¥124.3 billion, mainly arising from the dividend payout coupled with the partial repayment of certain borrowings of Océ N.V., classified as short-term loans. Consequently, cash and cash equivalents decreased by ¥79.5 billion to ¥715.5 billion from the end of the previous year.
Management Issues to be Addressed
No material changes or issues with respect to business operations and finance have occurred during the three months ended March 31, 2010.
Research and Development Expenditures
Canon’s research and development expenditures for the three months ended March 31, 2010 totaled ¥70.9 billion.

III . Property, Plant and Equipment
(1)     Major Property, Plant and Equipment
There were no significant changes to the status of existing major property, plant and equipment during the first quarter of 2010.
(2)     Prospect of Capital Investment in the First Quarter of Fiscal 2010
The new construction of property, plant and equipment, which had been in progress as of December 31, 2009 and was completed during the first quarter of 2010, is as follows:

Name and location	Principal activities and products manufactured	Date of completion
Nagasaki Canon Inc. Nagasaki, Japan	New production base (Consumer Business Unit)	February 2010
There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the first quarter of 2010. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the first quarter of 2010.
IV . Company Information
(1)     Shares
Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of
March 31, 2010

Total number of issued shares	1,333,763,464
Stock Acquisition Rights
The descriptions of the stock option plans as of March 31, 2010 are below.
The Stock Option Plan Approved on March 28, 2008
1. Number of share options
The number of share options that the Board of Directors are authorized to issue is 5,680.
2. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 568,000 common shares.
3. Cash payment for share options (yen)
The cash payment required for each share option is ¥5,502.
(i)
If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

Exercise Price after Adjustment

1

=Exercise Price before adjustment ×
Ratio of Share Split or Share Consolidation

(ii)
If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment   =   Exercise Price before Adjustment ×

Number of Newly Issued Shares × Payment amount per Share

Number of Issued and Outstanding Shares +
Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares
The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”
(iii)
In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

4. Period during which share options are exercisable
From May 1, 2010 to April 30, 2014.
5. Exercise price and amount of increased stated capital (yen)
The exercise price and amount of increased stated capital per share is ¥5,502 and ¥2,751, respectively.
6. Other Conditions for Exercise of Share Options
(i)	One share option may not be exercised partially.

(ii)
Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 107th Business Term of the Company.

(iii)
Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately be forfeited.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.
The Stock Option Plan Approved on March 27, 2009
1. Number of share options
The number of share options that the Board of Directors are authorized to issue is 7,820.
2. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 782,000 common shares.
3. Cash payment for share options (yen)
The cash payment required for each share option is ¥3,287.
(i)
If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

Exercise Price after Adjustment

1

=Exercise Price before adjustment ×
Ratio of Share Split or Share Consolidation
(ii)
If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment     =     Exercise Price before Adjustment ×

Number of Issued and Outstanding Shares +	Number of Newly Issued Shares × Payment amount per Share

Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares
The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”
(iii)
In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

4. Period during which share options are exercisable
From May 1, 2011 to April 30, 2015.
5. Exercise price and amount of increased stated capital (yen)
The exercise price and amount of increased stated capital per share is ¥3,287 and ¥1,644, respectively.
6. Other Conditions for Exercise of Share Options
(i)	One share option may not be exercised partially.

(ii)
Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 108th Business Term of the Company.

(iii)
Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately be forfeited.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.
7. Restriction on Acquisition of Share Options by Transfer
An acquisition of share options by way of transfer requires the approval of the Board of Directors.
Rights Plan
Not applicable

Change in Issued Shares, Capital Stock and Additional Paid in Capital

	Change during this term	As of March 31, 2010
Issued Shares (share)	-	1,333,763,464
Capital Stock (millions of yen)	-	174,762
Additional Paid-in Capital (millions of yen)	-	306,288
Major Shareholders
As of March 31, 2010, the Company has identified that Sompo Japan Insurance Inc., who was a major shareholder of the Company as of December 31, 2009, has reduced their shareholdings and is no longer a major shareholder, whereas State Street Bank and Trust Company 505223 has increased their shareholdings and has become a major shareholder.

	As of March 31, 2010
	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued
State Street Bank and Trust Company 505223	22,048,340	1.65%
Voting Rights
As of March 31, 2010

	Number of shares		Number of voting
Classification	(shares)		rights (units)

Shares without voting rights		-	-

Shares with restricted voting rights (Treasury stock, etc.)		-	-

Shares with restricted voting rights (Others)		-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock)	99,291,200	-
	(cross shareholding)	3,700

Shares with full voting rights (Others)		1,232,684,400	12,326,844

Fractional unit shares		1,784,164	-

Total number of issued shares		1,333,763,464	-

Total voting rights held by all shareholders		-	12,326,844
Note:
In “Fractional unit shares” under “Number of shares,” 50 shares of treasury stock and 50 shares of cross shareholding are included.

Treasury Stock

	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued

Canon Inc.	99,291,200	7.44%

Horie Mfg. Co., Ltd.	3,700	0.00%

Total	99,294,900	7.44%
(2)     Stock Price Transition
The following table sets forth the monthly reported high and low market prices of the Company’s common stock on the First Section of Tokyo Stock Exchange for the three months of fiscal 2010:

			(Yen)

	January	February	March

High	4,040	3,865	4,400

Low	3,525	3,425	3,685
(3)     Directors and Executive Officers
There were no changes in members of directors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2009 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho).
Changes in functions of directors are below:

Toshizo Tanaka	(Executive Vice President & CFO: Group Executive of External Relations HQ)

Masahiro Osawa	(Managing Director: Group Executive of Global Procurement HQ, Group Executive of General Affairs HQ)

Haruhisa Honda	(Managing Director: Group Executive of Manufacturing HQ)
The change in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2009 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho) is below.
Changes in functions of executive officers are below:

Masahiro Haga	(Executive Officer: Group Executive of Finance & Accounting HQ)

Kengo Uramoto	(Executive Officer: Group Executive of Human Resources Management & Organization HQ)

Kenichi Nagasawa	(Executive Officer: Group Executive of Corporate Intellectual Property & Legal HQ)

V . Financial Statements (Unaudited)
(1)     Consolidated Financial Statements
Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	Millions of yen
	March 31, 2010	December 31, 2009

Assets
Current assets:
Cash and cash equivalents (Note 14)	715,541	795,034
Short-term investments (Note 2)	19,705	19,089
Trade receivables, net (Note 3)	544,976	556,572
Inventories (Note 4)	456,292	373,241
Prepaid expenses and other current assets (Note 10)	286,360	273,843

Total current assets	2,022,874	2,017,779

Noncurrent receivables (Note11)	14,896	14,936
Investments (Note 2)	94,357	114,066
Property, plant and equipment, net (Note 5)	1,300,755	1,269,785
Intangible assets, net	119,448	117,396
Other assets (Note 10)	480,480	313,595

Total assets	4,032,810	3,847,557

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets (continued)

	Millions of yen
	March 31, 2010	December 31, 2009

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	30,636	4,869
Trade payables (Note 6)	371,122	339,113
Accrued income taxes	41,987	50,105
Accrued expenses	322,650	274,300
Other current liabilities (Note 10)	114,180	115,303

Total current liabilities	880,575	783,690

Long-term debt, excluding current portion	5,414	4,912
Accrued pension and severance cost	187,151	115,904
Other noncurrent liabilities	72,366	63,651

Total liabilities	1,145,506	968,157

Commitments and contingent liabilities (Note 11)

Equity:
Canon Inc. stockholders’ equity (Note 8):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	404,387	404,293
Legal reserve	55,313	54,687
Retained earnings	2,859,701	2,871,437
Accumulated other comprehensive loss	(261,990)	(260,818)
Treasury stock, at cost	(556,264)	(556,252)
(Number of shares)	(99,291,250)	(99,288,001)

Total Canon Inc. stockholders’ equity	2,675,909	2,688,109
Noncontrolling interests (Notes 8)	211,395	191,291

Total equity (Notes 8)	2,887,304	2,879,400

Total liabilities and equity	4,032,810	3,847,557

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Income

	Millions of yen
	Three months ended	Three months ended
	March 31, 2010	March 31, 2009

Net sales	755,526	687,034

Cost of sales	386,958	388,220

Gross profit	368,568	298,814

Operating expenses:
Selling, general and administrative expenses (Note 14)	210,792	205,993
Research and development expenses	70,933	72,789

	281,725	278,782

Operating profit	86,843	20,032

Other income (deductions):
Interest and dividend income	1,021	1,434
Interest expense	(86)	(84)
Other, net (Notes 10, 13 and 14)	1,074	1,012

	2,009	2,362

Income before income taxes	88,852	22,394

Income taxes	30,117	6,759

Consolidated net income	58,735	15,635

Less: Net income (loss) attributable to noncontrolling interests	1,924	(2,109)

Net income attributable to Canon Inc.	56,811	17,744

	Yen	Yen

Net income attributable to Canon Inc. stockholders per share (Note 9):
Basic	46.02	14.37
Diluted	46.02	14.37

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Millions of yen
	Three months	Three months
	ended	ended
	March 31,	March 31,
	2010	2009
Cash flows from operating activities:
Consolidated net income	58,735	15,635
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	60,253	75,523
Loss on disposal of property, plant and equipment	1,741	1,176
Deferred income taxes	(664)	(6,312)
Decrease in trade receivables	67,093	121,931
(Increase) decrease in inventories	(50,862)	18,290
Increase (decrease) in trade payables	14,303	(129,424)
Decrease in accrued income taxes	(6,309)	(54,352)
Increase (decrease) in accrued expenses	3,322	(8,687)
Increase (decrease) in accrued (prepaid) pension and severance cost	1,291	(140)
Other, net	12,751	18,806

Net cash provided by operating activities	161,654	52,446

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(50,518)	(105,084)
Proceeds from sale of fixed assets (Note 5)	631	1,339
Purchases of available-for-sale securities	(8,842)	(6)
Proceeds from sale and maturity of available-for-sale securities	24	214
Decrease in time deposits, net	937	2,885
Acquisitions of subsidiaries, net of cash acquired	(52,959)	(168)
Purchases of other investments	(505)	(54)
Other, net	127	(1,152)

Net cash used in investing activities	(111,105)	(102,026)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,815	593
Repayments of long-term debt	(1,213)	(1,532)
Increase (decrease) in short-term loans, net (Note7)	(55,590)	96
Dividends paid	(67,897)	(67,897)
Repurchases of treasury stock, net	(12)	(9)
Other, net	(1,370)	(2,209)

Net cash used in financing activities	(124,267)	(70,958)

Effect of exchange rate changes on cash and cash equivalents	(5,775)	18,535

Net change in cash and cash equivalents	(79,493)	(102,003)
Cash and cash equivalents at beginning of period	795,034	679,196

Cash and cash equivalents at end of period	715,541	577,193

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	115	81
Income taxes	41,013	63,206

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(1)	Basis of Presentation and Significant Accounting Policies
(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for on the equity method basis as of March 31, 2010 and December 31, 2009 are summarized as follows:

	March 31,	December 31,
	2010	2009
Consolidated subsidiaries	307	241
Affiliated companies	15	15

Total	322	256
(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(1)	Basis of Presentation and Significant Accounting Policies (continued)
(c)	Recently Issued Accounting Guidance

In October 2009, the FASB issued new accounting guidance for revenue recognition under multiple-deliverable arrangements. This guidance modifies the criteria for separating consideration under multiple-deliverable arrangements and requires allocation of the overall consideration to each deliverable using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables. As a result, the residual method of allocating arrangement consideration will no longer be permitted. The guidance also requires additional disclosures about how a vendor allocates revenue in its arrangements and about the significant judgments made and their impact on revenue recognition. This guidance is effective for fiscal years beginning on or after June 15, 2010 and is required to be adopted by Canon no later than the first quarter beginning January 1, 2011 (with early adoption permitted). The provisions are effective prospectively for revenue arrangements entered into or materially modified after the effective date, or retrospectively for all prior periods. Canon is currently evaluating the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

In October 2009, the FASB issued new accounting guidance for software revenue recognition. This guidance modifies the scope of the software revenue recognition guidance to exclude from its requirements non-software components of tangible products and software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. This guidance is effective for fiscal years beginning on or after June 15, 2010 and is required to be adopted by Canon no later than the first quarter beginning January 1, 2011 (with early adoption permitted) using the same effective date and the same transition method used to adopt the guidance for revenue recognition under multiple-deliverable arrangements. Canon is currently evaluating the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(2)	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities by major security types are as follows:

	Millions of yen
	March 31, 2010
		Gross	Gross
		unrealized	unrealized
		holding	holding
	Cost	gains	losses	Fair value
Current:
Available-for-sale:
Government bonds	222	-	-	222
Corporate bonds	1,000	-	-	1,000

	1,222	-	-	1,222

Noncurrent:
Available-for-sale:
Government bonds	214	-	20	194
Corporate bonds	296	28	55	269
Fund trusts	3,250	425	1	3,674
Equity securities	20,669	8,412	1,430	27,651

	24,429	8,865	1,506	31,788

	Millions of yen
	December 31, 2009
		Gross	Gross
		unrealized	unrealized
		holding	holding
	Cost	gains	losses	Fair value
Current:
Available-for-sale:
Government bonds	222	-	-	222

Noncurrent:
Available-for-sale:
Government bonds	225	-	21	204
Corporate bonds	1,397	27	55	1,369
Fund trusts	2,275	300	7	2,568
Equity securities	11,932	7,295	1,501	17,726

	15,829	7,622	1,584	21,867

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(2)     Investments (continued)
Maturities of available-for-sale debt securities and fund trusts included in short-term investments and investments in the accompanying consolidated balance sheets were as follows at March 31, 2010:

	Millions of yen
	Cost	Fair value

Due within one year	1,222	1,222
Due after one year through five years	2,274	2,699
Due after five years through ten years	1,486	1,438

	4,982	5,359

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized losses, including write-downs for impairments that were other than temporary, were not significant for the three months ended March 31, 2010 and ¥515 million, for the three months ended March 31, 2009. The gross realized gains were not significant for the three months ended March 31, 2010 and 2009.
At March 31, 2010, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.
Time deposits with original maturities of more than three months are ¥18,483 million and ¥18,852 million at March 31, 2010 and December 31, 2009, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.
The aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥29,006 million and ¥28,567 million at March 31, 2010 and December 31, 2009, respectively. Investments with an aggregate cost of ¥29,006 million were not evaluated for impairment as of March 31, 2010, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of such investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.
Reclassifications from accumulated other comprehensive loss for gains and losses realized in net income was ¥65 million and ¥503 million, for the three months ended March 31, 2010 and 2009, respectively.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	March 31, 2010	December 31, 2009

Notes	20,628	13,037
Accounts	536,277	554,878
Less allowance for doubtful receivables	(11,929)	(11,343)

	544,976	556,572

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	March 31, 2010	December 31, 2009

Finished goods	279,693	228,161
Work in process	155,033	129,824
Raw materials	21,566	15,256

	456,292	373,241

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	March 31, 2010	December 31, 2009

Land	267,458	258,824
Buildings	1,324,405	1,299,154
Machinery and equipment	1,475,097	1,422,076
Construction in progress	87,490	105,713

	3,154,450	3,085,767
Less accumulated depreciation	(1,853,695)	(1,815,982)

	1,300,755	1,269,785

Fixed assets presented in the consolidated statement of cash flows includes property, plant and equipment and intangible assets.
(6)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	March 31, 2010	December 31, 2009

Notes	10,071	7,608
Accounts	361,051	331,505

	371,122	339,113

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(7)	Acquisition

On March 9, 2010, Canon acquired 34.8 % of the total outstanding shares of Océ N.V. (“Océ”), which is listed on NYSE Euronext Amsterdam, through a fully self-funded public cash tender offer for consideration of ¥ 38,785 million, in addition to the 22.9% interest Canon held before the public cash tender offer. Subsequent to the acquisition date, Canon acquired an additional 9.8 % of the total outstanding shares of Océ for consideration of ¥ 10,918 million during the post-acceptance period of the tender offer and also acquired 0.6% for consideration of ¥ 671 million through market purchases. In addition, Canon acquired Océ’s convertible cumulative financing preference shares representing 19.1% of the total outstanding shares of Océ for consideration of ¥ 8,027 million. As a result, Canon’s aggregate interest represents 87.2 % of the total outstanding shares of Océ.

The acquisition was accounted for using the acquisition method. Prior to the March 9, 2010 acquisition date, Canon accounted for its 22.9% interest in Océ using the equity method. The acquisition-date fair value of the previous equity interest of ¥ 25,508 million was remeasured using the quoted price of Océ’s common stock on the acquisition date and included in the measurement of the total acquisition consideration. In connection with the acquisition, Canon repaid ¥ 55,378 million of Océ’s existing bank debt, and is included in decrease in short-term loans in the consolidated statement of cash flows.

Océ is engaged in research and development, manufacture and sale of document management systems, printing systems for professionals and high-speed, wide format digital printing systems. Canon and Océ have complementary technologies and products and would benefit from this strong business relationship. Amid the increasingly competitive printing industry, Canon is further strengthening its business foundation in order to solidify its position as one of the global leaders. Canon aims to provide diversified solutions to its customers in the printing industry by making Océ a consolidated subsidiary.

Although Canon is allocating the amount paid for acquisition to the acquired assets and assumed liabilities, such allocation is incomplete as of the issuance date of the consolidated financial statements.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(8)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. stockholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended March 31, 2010 and 2009 are as follows:

	Millions of yen
	Canon Inc.
	stockholders’	Noncontrolling
	equity	interests	Total equity

Balance at December 31, 2009	2,688,109	191,291	2,879,400

Dividends paid to stockholders of Canon Inc.	(67,897)	—	(67,897)
Dividends paid to noncontrolling interests	—	(1,370)	(1,370)
Acquisition of subsidiaries	—	19,168	19,168
Capital transactions by consolidated subsidiaries and affiliated companies and other	58	103	161

Comprehensive income (loss):
Net income	56,811	1,924	58,735
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(2,078)	154	(1,924)
Net unrealized gains and losses on securities	645	125	770
Net gains and losses on derivative instruments	259	1	260
Pension liability adjustments	2	(1)	1

Total comprehensive income	55,639	2,203	57,842

Balance at March 31, 2010	2,675,909	211,395	2,887,304

Balance at December 31, 2008	2,659,792	191,190	2,850,982

Dividends paid to stockholders of Canon Inc.	(67,897)	—	(67,897)
Dividends paid to noncontrolling interests	—	(2,208)	(2,208)
Capital transactions by consolidated subsidiaries and affiliated companies and other	(617)	(1,033)	(1,650)

Comprehensive income (loss):
Net income (loss)	17,744	(2,109)	15,635
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	43,670	(118)	43,552
Net unrealized gains and losses on securities	(519)	54	(465)
Net gains and losses on derivative instruments	(4,761)	—	(4,761)
Pension liability adjustments	(380)	292	(88)

Total comprehensive income (loss)	55,754	(1,881)	53,873

Balance at March 31, 2009	2,647,032	186,068	2,833,100

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(9)	Net Income Attributable to Canon Inc. Stockholders per Share

A reconciliation of basic and diluted net income per share computations is as follows:

	Millions of yen
	Three months ended	Three months ended
	March 31, 2010	March 31, 2009
Net income attributable to Canon Inc.	56,811	17,744

	Number of shares
	Three months ended	Three months ended
	March 31, 2010	March 31, 2009
Average common shares outstanding	1,234,474,162	1,234,486,737
Effect of dilutive securities:
Stock options	16,186	-

Diluted common shares outstanding	1,234,490,348	1,234,486,737

	Yen
	Three months ended	Three months ended
	March 31, 2010	March 31, 2009
Net income attributable to Canon Inc. stockholders per share:
Basic	46.02	14.37
Diluted	46.02	14.37

The computation of diluted net income per share for the three months ended March 31, 2010 excludes certain outstanding stock options because the effect would be anti-dilutive. The computation of diluted net income per share for the three months ended March 31, 2009 excludes outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(10)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of March 31, 2010 are expected to be recognized in earnings over the next 12 months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered to be an ineffective hedge.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(10)	Derivatives and Hedging Activities (continued)

Contract amounts of the foreign exchange contracts as of March 31, 2010 and December 31, 2009 are set forth below:

	Millions of yen
	March 31, 2010	December 31, 2009

To sell foreign currencies	449,021	494,314
To buy foreign currencies	66,095	30,978
Fair value of derivative instruments in the consolidated balance sheets
The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets as of March 31, 2010 and December 31, 2010.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet
	classification	Fair value
		March 31, 2010	December 31, 2009
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	923	-
Liabilities:
Foreign exchange contracts	Other current liabilities	1,693	644
Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet
	classification	Fair value
		March 31, 2010	December 31, 2009
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	2,124	752
Liabilities:
Foreign exchange contracts	Other current liabilities	5,963	6,566

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(10)	Derivatives and Hedging Activities (continued)
Effect of derivative instruments on the consolidated statements of income
The following tables present the effect of Canon’s derivative instruments on the consolidated statements of income for the three months ended March 31, 2010 and 2009.

Derivatives in cash flow hedging relationships

Millions of yen
Three months ended	Gain (loss)			Gain (loss) recognized in
March 31, 2010	recognized in	Gain (loss) reclassified from		income (ineffective portion and
	OCI (effective	accumulated OCI into income		amount excluded from
	portion)	(effective portion)		effectiveness testing)
	Amount	Classification	Amount	Classification	Amount
Foreign exchange contracts	435	Other, net	1,400	Other, net	(55)

Millions of yen
Three months ended	Gain (loss)			Gain (loss) recognized in
March 31, 2009	recognized in	Gain (loss) reclassified from		income (ineffective portion and
	OCI (effective	accumulated OCI into income		amount excluded from
	portion)	(effective portion)		effectiveness testing)
	Amount	Classification	Amount	Classification	Amount
Foreign exchange contracts	(7,936)	Other, net	3,234	Other, net	(151)
Derivatives not designated as hedging instruments

	Millions of yen
Three months ended March 31, 2010	Gain (loss) recognized
	in income on derivative
	Classification	Amount
Foreign exchange contracts	Other, net	6,117

	Millions of yen
Three months ended March 31, 2009	Gain (loss) recognized
	in income on derivative
	Classification	Amount
Foreign exchange contracts	Other, net	(11,331)

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(11)	Commitments and Contingent Liabilities

Commitments

As of March 31, 2010, commitments outstanding for the purchase of property, plant and equipment approximated ¥14,613 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥60,050 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥14,107 million and ¥14,210 million at March 31, 2010 and December 31, 2009, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥15,693 million (within one year) and ¥40,399 million (after one year), at March 31, 2010.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥18,200 million at March 31, 2010. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at March 31, 2010 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the three months ended March 31, 2010 and 2009 is summarized as follows:

Three months ended March 31, 2010

Millions of yen
Balance at December 31, 2009	13,944
Addition	6,391
Utilization	(4,528)
Other	(2,301)

Balance at March 31, 2010	13,506

Three months ended March 31, 2009

Millions of yen
Balance at December 31, 2008	17,372
Addition	4,449
Utilization	(4,582)
Other	(2,078)

Balance at March 31, 2009	15,161

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(11)	Commitments and Contingent Liabilities (continued)

Legal proceedings

In October 2003, a lawsuit was filed by a former employee against the Company at the Tokyo District Court in Japan. The lawsuit alleges that the former employee is entitled to ¥45,872 million as reasonable remuneration for an invention related to certain technology used by the Company, and the former employee has sued for a partial payment of ¥1,000 million and interest thereon. On January 30, 2007, the Tokyo District Court of Japan ordered the Company to pay the former employee approximately ¥33.5 million and interest thereon. On the same day, the Company appealed the decision. On February 26, 2009, the Intellectual Property High Court of Japan issued a judgment in the appellate court review and ordered the Company to pay the former employee approximately ¥69.6 million, consisting of reasonable remuneration of approximately ¥56.3 million and interest thereon. On March 12, 2009, the Company appealed the decision to the Supreme Court.

In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting agency representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. VG Wort filed a lawsuit in January 2006 against Canon seeking payment of copyright levies on single-function printers, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006 before the court of appeals in Düsseldorf. Following a decision by the same court of appeals in Düsseldorf on January 23, 2007 in relation to a similar court case seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, whereby the court rejected such alleged levies, in its judgment of November 13, 2007, the court of appeals rejected VG Wort’s claim against Canon. VG Wort appealed further against said decision of the court of appeals before the Federal Supreme Court. In December 2007, for a similar Hewlett-Packard GmbH case relating to single-function printers, the Federal Supreme Court delivered its judgment in favor of Hewlett-Packard GmbH and dismissed VG Wort’s claim. VG Wort has already filed a constitutional complaint with the Federal Constitutional Court against said judgment of the Federal Supreme Court. Likewise, after rejection by the Federal Supreme Court of an appeal by VG Wort in relation to Canon’s single-function printers case in September 2008, VG Wort lodged a claim before the Federal Constitutional Court. Canon received a brief from the Federal Constitutional Court in September 2009 to enable the Court to decide on whether to accept the claim, and Canon responded to it in November 2009. In 2007, an amendment of German copyright law was carried out, and a new law has been effective from January 1, 2008 for both multi-function printers and single-function printers. The new law sets forth that the scope and tariff of copyright levies will be agreed between industry and the collecting society. Industry and the collecting society, based on the requirement under the new law, reached an agreement in December 2008. This agreement is applicable retroactively from January 1, 2008 and will remain effective through end of 2010. However, in Canon’s assessment, the final outcome of the court case regarding the single-function printers sold in Germany before January 1, 2008 remains uncertain.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(11)	Commitments and Contingent Liabilities (continued)

Legal proceedings (Continued)

Canon is involved in various claims and legal actions, including those noted above, arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, Canon believes that any damage amounts claimed in the specific matters discussed above are not a meaningful indicator of Canon’s potential liability. In the opinion of management, the ultimate disposition of the above mentioned matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows. However, litigation is inherently unpredictable. While Canon believes that it has valid defenses with respect to legal matters pending against it, it is possible that Canon’s consolidated financial position, results of operations, or cash flows could be materially affected in any particular period by the unfavorable resolution of one or more of these matters.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(12)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments as of March 31, 2010 and December 31, 2009 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments disclosed in Note 2.

	Millions of yen
	March 31, 2010		December 31, 2009
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Long-term debt, including current portion	(36,030)	(36,026)	(9,781)	(9,777)
Foreign exchange contracts:
Assets	3,047	3,047	752	752
Liabilities	(7,656)	(7,656)	(7,210)	(7,210)
The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At March 31, 2010 and December 31, 2009, one customer accounted for approximately 19% and 22% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(13)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described as follows:

Level 1	- Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2
- Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3
- Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at March 31, 2010 and December 31, 2009.

	Millions of yen
	March 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	–	192,252	–	192,252
Available-for-sale (current):
Government bonds	222	–	–	222
Corporate bonds	–	–	1,000	1,000
Available-for-sale (noncurrent):
Government bonds	194	–	–	194
Corporate bonds	–	30	239	269
Fund trusts	1,710	1,964	–	3,674
Equity securities	27,640	–	11	27,651
Derivatives	–	3,047	–	3,047

Total assets	29,766	197,293	1,250	228,309

Liabilities:
Derivatives	–	7,656	–	7,656

Total liabilities	–	7,656	–	7,656

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(13)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	–	184,856	–	184,856
Available-for-sale (current):
Government bonds	222	–	–	222
Available-for-sale (noncurrent):
Government bonds	204	–	–	204
Corporate bonds	–	29	1,340	1,369
Fund trusts	1,589	979	–	2,568
Equity securities	17,726	–	–	17,726
Derivatives	–	752	–	752

Total assets	19,741	186,616	1,340	207,697

Liabilities:
Derivatives	–	7,210	–	7,210

Total liabilities	–	7,210	–	7,210

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are comprised mainly of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the three months ended March 31, 2010 and 2009.
Three months ended March 31, 2010

Millions of yen
Balance at December 31, 2009	1,340
Total gains or losses (realized or unrealized):
Included in earnings	(64)
Included in other comprehensive income	1
Purchases, issuances, and settlements	(27)

Balance at March 31, 2010	1,250

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(13)	Fair Value Measurements (continued)

Three months ended March 31, 2009

Millions of yen
Balance at December 31, 2008	1,516
Total gains or losses (realized or unrealized):
Included in earnings	(94)
Included in other comprehensive income (loss)	(3)
Purchases, issuances, and settlements	45

Balance at March 31, 2009	1,464

Gains and losses included in earnings are mainly related to corporate bonds still held at March 31, 2010 and 2009, and are reported in “Other, net” in the consolidated statements of income.

Assets and liabilities measured at fair value on a nonrecurring basis

At March 31, 2010 and December 31, 2009, there were no circumstances that required any significant assets that are not measured at fair value on an ongoing basis to be measured and recognized at fair value.

(14)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses, net were ¥2,746 million gains and ¥3,755 million gains, for the three months ended March 31, 2010, and 2009, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥14,052 million and ¥11,997 million for the three months ended March 31, 2010 and 2009, respectively.

Shipping and handling costs totaled ¥11,448 million and ¥10,685 million for the three months ended March 31, 2010 and 2009, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Consolidated comprehensive income for the three months ended March 31, 2010 and 2009 was ¥57,842 million (increase) and ¥53,873 million (increase), respectively.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥192,252 million and ¥184,856 million at March 31, 2010 and December 31, 2009, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Additionally, certain debt securities with original maturities of less than three months classified as held-to-maturity securities of ¥999 million and ¥999 million at March 31, 2010 and December 31, 2009, respectively, are also included in cash and cash equivalents. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(15)	Segment Information

Certain foreign private issuers, including Canon, have been exempted from the segment disclosure requirements of U.S. GAAP in filings with the SEC under the Securities Exchange Act of 1934.

However, in September 2008, the SEC issued its “Foreign Issuer Reporting Enhancements” (“FIRE”) rule, and Canon adopted the guidance for segment reporting under U.S. GAAP in the year ended December 31, 2009. For the interim period information, Canon discloses segment information under U.S. GAAP for all periods presented. Accordingly, prior period segment information has been adjusted to conform to this guidance under U.S. GAAP.

Segment information

Canon operates its business in three segments: the Office Business Unit, the Consumer Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:	Office network digital MFDs, Color network digital MFDs, Personal-use network digital MFDs, Office copying machines, Full-color copying machines, Personal-use copying machines, Laser printers, and Large format inkjet printers

Consumer Business Unit:	Digital SLR cameras, Compact digital cameras, Interchangeable lenses, Digital video camcorders, Inkjet multifunction peripherals, Single function inkjet printers, Image scanners, and Broadcasting equipment

Industry and Others Business Unit:
Semiconductor lithography equipment, LCD lithography equipment, Medical image recording equipment, Magnetic heads, Micromotors, Computers, Handy terminals, Document scanners, and Calculators

The accounting policies of the segments are substantially the same as the accounting policies used in consolidated financial statements of Canon Inc. and Subsidiaries. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

Océ, which was acquired in the business combination concluded on March 9, 2010 (see Note 7), is included in the Office Business Unit.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(15) Segment Information (continued)

Segment information (continued)
Information about operating results for each segment for the three months ended March 31, 2010 and 2009 is as follows:

				Corporate
			Industry and	and
	Office	Consumer	Others	eliminations	Consolidated
	(Millions of yen)
2010:
Net sales:
External customers	¥405,516	¥289,729	¥60,281	¥–	¥755,526
Intersegment	3,618	558	22,047	(26,223)	–

Total	409,134	290,287	82,328	(26,223)	755,526
Operating cost and expenses	337,047	242,954	85,283	3,399	668,683

Operating profit (loss)	¥72,087	¥47,333	¥(2,955)	¥(29,622)	¥86,843

2009:
Net sales:
External customers	¥376,162	¥241,893	¥68,979	¥–	¥687,034
Intersegment	2,508	499	16,875	(19,882)	–

Total	378,670	242,392	85,854	(19,882)	687,034
Operating cost and expenses	330,768	224,638	101,495	10,101	667,002

Operating profit (loss)	¥47,902	¥17,754	¥(15,641)	¥(29,983)	¥20,032

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(15)	Segment Information (continued)

Geographic information
Information by major geographic area for the three months ended March 31, 2010 and 2009 is as follows:

	Japan	Americas	Europe	Other areas	Total
	(Millions of yen)
2010:
Net sales:
	¥167,516	¥204,555	¥230,678	¥152,777	¥755,526

2009:
Net sales:
	¥169,504	¥176,331	¥210,067	¥131,132	¥687,034
Net sales are attributed to areas based on the location where the product is shipped to the customers.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(15)	Segment Information (continued)

Geographic information (continued)

The following information is based on the location of the Company and its subsidiaries for the three months ended March 31, 2010 and 2009. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information as supplemental information based on the disclosure requirements of the Japanese Financial Instruments and Exchange Law.

					Corporate
					and
	Japan	Americas	Europe	Other areas	eliminations	Consolidated
	(Millions of yen)
2010:
Net sales:
External customers	¥189,383	¥201,047	¥228,850	¥136,246	¥–	¥755,526
Intersegment	434,195	324	1,256	151,761	(587,536)	–

Total	623,578	201,371	230,106	288,007	(587,536)	755,526
Operating cost and expenses	528,433	197,425	223,272	277,192	(557,639)	668,683

Operating profit	¥95,145	¥3,946	¥6,834	¥10,815	¥(29,897)	¥86,843

2009:
Net sales:
External customers	¥213,695	¥171,141	¥208,862	¥93,336	¥–	¥687,034
Intersegment	304,291	778	435	90,352	(395,856)	–

Total	517,986	171,919	209,297	183,688	(395,856)	687,034
Operating cost and expenses	485,672	172,058	200,986	179,598	(371,312)	667,002

Operating profit (loss)	¥32,314	¥(139)	¥8,311	¥4,090	¥(24,544)	¥20,032

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(16)	Subsequent Events

On February 8, 2010, the Board of Directors of the Company approved a share exchange under which the Company would make Canon Finetech Inc. (“Canon Finetech”) its wholly owned subsidiary. The share exchange became effective on May 1, 2010. Before the share exchange, the Company owned 57.59% of Canon Finetech. The share exchange ratio was one share of Canon Finetech for 0.38 share of the Company. The Company issued no new shares of stock, as it issued 6,850,683 shares of treasury stock for this transaction.

In order to secure the fairness of the share exchange ratio, the Company and Canon Finetech determined that each company would separately request an independent third-party appraisal agency to calculate the share exchange ratio, and diligently examined the results of the professional analyses and advice on the calculation of the proposed share exchange ratios submitted by the third-party appraisal agencies. As a result, the Boards of Directors of the Company and Canon Finetech determined the share exchange ratio of 0.38 share of the Company’s common stock for each share of Canon Finetech common stock at their meetings held on February 8, 2010.

As a result of the share exchange, the carrying amount of the Company’s noncontrolling interest in Canon Finetech was decreased from ¥ 32,633 million to zero. The difference between the fair value of the shares of the Company issued to the noncontrolling interest holders and the decrease in the carrying amount of the noncontrolling interests was recognized as an adjustment to additional paid-in capital. Additionally, after the date of the exchange, all of the net income of Canon Finetech is attributable to the Company.

The Company has decided that making Canon Finetech its wholly owned subsidiary would facilitate the organic integration of both companies’ management resources, further enhance the synergy effect throughout the Canon Group, and further elevate the flexibility and speed of management.

(2)	Other Information

None.